Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 5 DATED MAY 17, 2018

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this Supplement No. 5 have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

●	to disclose the Company's April 30, 2018 net asset value;
●	to disclose the adjusted per share public offering price for each class of our shares, effective as of May 25, 2018, the date which is five business days after this supplement is filed with the Securities and Exchange Commission (the “SEC”); and
●	to disclose information about Company distributions.

Determination of Net Asset Value for the month ended April 30, 2018

On May 17, 2018, the board of directors (the “Board”) of the Company determined the Company’s net asset value per share for each class with outstanding shares in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Prospectus. As of April 30, 2018, the Company did not have any outstanding Class T or Class D shares. Class FA shares were offered in a separate private offering and are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, and Class I shares as of April 30, 2018:

Month Ended April 30, 2018	Class FA	Class A	Class I	Total
Net Asset Value	$82,170,943	$2,314	$402,557	$82,575,814
Number of Outstanding Shares	3,266,260	92	15,959	3,282,311
Net Asset Value, Per Share	$25.16	$25.16	$25.23

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Public Offering Price Adjustment

On May 17, 2018, the Board also approved the new per share public offering price for each share class in the Offering. As of April 30, 2018, the Company had not sold any Class T or Class D shares. The new per share public offering prices for the Company’s Class T and Class D shares are based on the Company’s aggregate net asset value per share as of April 30, 2018 and are adjusted for applicable upfront selling commissions and dealer manager fees. The new public offering prices will be effective as of May 25, 2018, which will be our next weekly closing. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. For shareholders participating in the Company’s distribution reinvestment plan, the reinvestment price for the Company’s Class T and Class D shares will be at the public offering price for each respective share class, excluding any applicable upfront dealer manager fees and selling commissions. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$27.50	$26.41	$25.16	$25.23
Selling Commissions, Per Share	$1.65	$0.79	―	―
Dealer Manager Fees, Per Share	$0.69	$0.46	―	―

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On May 17, 2018, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on weekly record dates for the time period beginning on June 5, 2018 through and including June 26, 2018, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I
June 5, 2018	July 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
June 12, 2018	July 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
June 19, 2018	July 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
June 26, 2018	July 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038